 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCES OF SENIOR UNSECURED NOTES

On 16 November 2017, HSBC Holdings plc issued AUD650,000,000 Floating Rate Notes due February 2024 and AUD350,000,000 Fixed to Floating Rate Notes due February 2024 under its Debt Issuance Programme (together, the 'New Notes').

Application will be made to admit the New Notes to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

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Media enquiries to:
Matthew Payne	+44 (0) 20 7993 0139	Matthew.payne@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,526bn at 30 September 2017, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 16 November 2017